Exhibit 99.1

January 4, 2016

BARCLAYS BANK PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH

Barclays Bank PLC (the “Issuer”) has today launched invitations to holders of certain notes set out in the table below (the “Notes”) issued by the Issuer to tender such Notes for purchase by the Issuer (the “Offers”), subject to applicable offer and distribution restrictions.

The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated January 4, 2016 (the “Tender Offer Memorandum”) and the related notice of guaranteed delivery. Capitalized terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Offers

Description of Notes	CUSIP/ISIN	Aggregate Principal Amount Outstanding		Fixed Spread (Basis Points)	Reference U.S. Treasury Security	Bloomberg Reference Page

2.50 per cent. Senior Notes due 2019	06739FHT1 / US06739FHT12	US$	2,000,000,000	60	1.250 % U.S. Treasury Note due 12/15/2018	BBT1

6.75 per cent. Senior Notes due 2019	06739FFS5 / US06739FFS56	US$	1,597,978,000	70	1.250% U.S. Treasury Note due 12/15/2018	BBT1

5.125 per cent. Senior Notes due 2020	06739GAR0 / US06739GAR02	US$	1,774,363,000	40	1.750% U.S. Treasury Note due 12/31/2020	BBT1

3.75 per cent. Senior Notes due 2024	06739FHV6 / US06739FHV67	US$	2,250,000,000	95	2.250% U.S. Treasury Note due 11/15/2025	BBT1

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made through the Clearing Systems in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement following the Expiration Deadline.

Notes validly tendered may be revoked at any time prior to the Expiration Deadline, but not thereafter.

Rationale for the Offers

The Offers are made as part of the Issuer’s ongoing liability management, with the intention of supporting the Group’s on-going transition to a holding company capital and term funding model in line with regulatory requirements.

Independently of the Offers, and as part of the Group’s on-going transition to a holding company capital and term funding model, Barclays PLC intends to continue issuing senior unsecured liabilities in all major currency markets and such issuance may follow in the near future. The Offers are not conditional upon any future capital markets issuance.

The Issuer has today also invited holders of certain pound sterling and euro denominated debt securities who are outside the United States to tender those securities for purchase (the “Non-U.S. Offers”). The Non-U.S. Offers are being made in certain countries outside the United States only and are not open to any holder of such securities that is a U.S. resident. U.S. residents that hold any securities subject to the Non-U.S. Offers may not offer to sell them pursuant to the Non-U.S. Offers. Holders may not tender any securities in these Offers other than the Notes specified in the table above.

Purchase Price and Accrued Interest Payment

The purchase price for each Series of Notes will be calculated by the Dealer Manager by reference to the applicable Fixed Spread over the yield to maturity of the applicable Reference U.S. Treasury Security at 2:00 p.m. (New York City time) on January 11, 2016 (the “Price Determination Time”). The Issuer will pay accrued and unpaid interest in respect of all Notes validly tendered and delivered and accepted for purchase by the Issuer pursuant to the Offers, from (and including) the interest payment date immediately preceding the Settlement Date for the relevant Series of Notes to (but excluding) the Settlement Date.

Tender Offer Period

The Offers commence on January 4, 2016 and will end at 5:00 p.m. (New York City time) on January 11, 2016 (the “Expiration Deadline”), unless extended by the Issuer, in which case notification to that effect will be given by or on behalf of the Issuer by publication through RNS and/or the delivery of notices to the relevant Clearing Systems for communication to Direct Participants and the issue of a press release to one or more Notifying News Service(s).

Noteholders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.

Time and Date	Event
January 4, 2016	Commencement of the Offers Offers announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent.

2:00 p.m. (New York City time) on January 11, 2016	Price Determination Time The Dealer Manager will calculate the Purchase Price for each Series of Notes in the manner described in this Tender Offer Memorandum by reference to the applicable Fixed

Spread over the yield to maturity, calculated by the Dealer Manager in accordance with standard market practice, of the applicable Reference U.S. Treasury Security, based on the bid side price of such Reference U.S. Treasury Security as displayed on Bloomberg
Reference Page BBT1 (or, if such Bloomberg Reference Page is unavailable or manifestly erroneous, such other recognized quotation source as the Dealer Manager may in its sole and absolute discretion select).

After the determination of the Purchase Price for each Series of Notes, the Issuer will announce such Purchase Prices by way of the issue of a press release to one or more
Notifying News Service(s).

5:00 p.m. (New York City time) on January 11, 2016	Revocation Deadline Noteholders may revoke tenders at any time prior to the Expiration Deadline.

5:00 p.m. (New York City time) on January 11, 2016

Expiration Deadline

Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

January 12, 2016

Announcement of Result of Offers

The Issuer will announce its decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the expected Settlement Date for such Offers) and the results of the Offers by way of the issue of a press release to one or more Notifying News Service(s) and/or via RNS.

5:00 p.m. (New York City time) on January 13, 2016

Deadline for Delivery of Notes Tendered by Guaranteed Delivery procedures

If any Noteholder desires to tender their Notes and (1) such Notes certificates are not immediately available or cannot be delivered to the Tender Agent, (2) such Noteholder cannot comply with the procedure for book-entry transfer, or (3) such Noteholder cannot deliver the other required documents to the Tender Agent by the Expiration Deadline, such Noteholder must tender their Notes according to the guaranteed delivery procedure described in the Tender Offer Memorandum and deliver their Notes by 5:00 p.m. (New York City time) on January 13, 2016.

January 14, 2016	Settlement Expected Settlement Date. Payment of the Purchase Price and any Accrued Interest Payment in respect of the Offers.

Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or (in the limited circumstances in which revocation is permitted) revoke their instruction to participate in, the Offers before the deadlines specified above. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.

For Further Information

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:

The Dealer Manager

Barclays Capital Inc.

745 Seventh Avenue

New York, New York 10019

United States

Telephone: +1 (212) 528-7581

US Toll Free Number: +1 (800) 438-3242

Attention: Liability Management Group

Email: us.lm@barclays.com

The Tender Agent

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

Telephone: +44 20 7704 0880

Toll Free Number: +1 (800) 495 5148

Attention: Thomas Choquet / Victor Parzyjagla

Email: barclays@lucid-is.com

A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.

Analyst and Investor Information

Further information for analysts and investors can be obtained from the following contacts at Barclays:

Investor Relations

Lisa Bartrip

Tel: +44 (0) 20 7773 0708

Barclays Treasury

Miray Muminoglu

Tel: +44 (0) 20 7773 8199

Tim Allen

Tel: +44 (0) 20 3134 6290

Media Relations

Mark Lane

Tel: +1 212 412 1413

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, lawyer, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Dealer Manager or the Tender Agent (or any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons) makes any recommendation as to whether Noteholders should participate in the Offers.

General

Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the Notes, blue sky or other laws require the Offers to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

In addition, each Noteholder participating in the Offers will be deemed to give certain representations in respect of the other jurisdictions referred to below and generally as set out in “Procedures for Participating in the Offers” in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

United Kingdom

The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the “Relevant Persons”). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this financial promotion must not be relied or acted upon by persons other than Relevant Persons.

France

The Offers are not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors

(investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code Monétaire et Financier, are eligible to participate in the Offers. The Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “CONSOB Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Noteholders, or beneficial owners of the Notes, located in Italy can tender some or all of their Notes pursuant to the Offers through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.